Exhibit 99.1

Farfetch Announces First Quarter 2020 Results

•	Results demonstrate strength of platform model within the luxury industry; continued market share gains
•	Well-capitalized to continue on path to Adjusted EBITDA profitability – targeted for full year 2021
•	Q1 2020 Gross Merchandise Value up 46% year-over-year; Digital Platform GMV up 19% year-over-year (20% on constant currency basis)
•	$107 million Brand Platform GMV in Q1 2020 on continued strength of New Guards brand portfolio
•	Q1 2020 Revenue increased 90% year-over-year to $331 million
•	Q1 2020 Loss After Tax remained relatively unchanged and Adjusted EBITDA improved, year-over-year; Adjusted EBITDA Margin improved to (7)%
•	Cash and cash equivalents of $422 million at quarter-end; $400 million Convertible Senior Notes issuance in April 2020 further strengthens liquidity position

LONDON, U.K. May 14, 2020 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported its financial results for the first quarter ended March 31, 2020.

José Neves, Farfetch Founder, CEO and Co-Chair said:  “When I founded Farfetch 12 years ago, I never imagined that the global platform I was building for the luxury industry would be put to the test in such a devastating crisis.  Our hearts go out to everyone who has been impacted by this global pandemic, and we are deeply grateful to the frontline and essential workers who are helping us all manage through this situation.

“Over the past few months, as we have responded to an ever-changing environment to serve the community of creators, curators, and consumers of this industry we so love, our teams have stretched beyond perceived limits, and demonstrated the resilience of our business model.  I am extremely proud of them for rising to this unbelievable challenge. I can’t think of a better example of when our people have embodied our values, and I thank every Farfetcher for their resilience and dedication throughout this difficult period.

“The investments we have made to build the global platform for the luxury fashion industry have been paying off, with features such as our global logistics capabilities, geo-diversified supply network, and localized services for a global consumer base, enabling the continuity of our operations and delivery of our strong first quarter 2020 results. But one thing that has become evident over the past weeks, is that the world will not go back to the same ‘normal’ as we knew it pre-COVID-19.  As we consider the structural changes that will likely impact the luxury industry, I am confident that our unique set of capabilities position Farfetch to be even stronger in the future.”

Elliot Jordan, CFO of Farfetch, said:  “I am very pleased by our financial results in first quarter 2020, which highlight the strength of our business model.  GMV growth across the quarter, stable unit economics and cost base leverage means we have significantly outperformed on Adjusted EBITDA, continuing on our path to profitability.  Our strong balance sheet positions us well to navigate near-term uncertainties as we continue to build on our position as the leading global platform for the luxury fashion industry by focusing on delivering sustainable growth, while also improving cost efficiencies.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data, Average Order Value, or otherwise stated):

	Three months ended March 31,
	2019	2020
Consolidated Group:
Gross Merchandise Value (“GMV”)	$419,273	$610,874
Revenue	174,064	331,437
Adjusted Revenue	146,374	301,152
Gross profit	83,291	153,376
Gross profit margin	47.9%	46.3%
Loss after tax	$(77,686)	$(79,177)
Adjusted EBITDA	(30,236)	(22,319)
Adjusted EBITDA Margin	(20.7)%	(7.4)%
Earnings per share (“EPS”)	$(0.26)	$(0.24)
Adjusted EPS	(0.11)	(0.24)
Digital Platform:
Digital Platform GMV	$414,737	$494,899
Digital Platform Services Revenue	141,838	185,177
Digital Platform Gross Profit	80,941	97,207
Digital Platform Gross Profit Margin	57.1%	52.5%
Digital Platform Order Contribution	$49,518	$59,241
Digital Platform Order Contribution Margin	34.9%	32.0%
Active Consumers	1,699	2,149
Average Order Value (“AOV”) - Marketplace	$601	$571
AOV - Stadium Goods	300	314
Brand Platform:
Brand Platform GMV	$-	$107,459
Brand Platform Revenue	-	107,459
Brand Platform Gross Profit	-	52,480
Brand Platform Gross Profit Margin	-	48.8%

See “Metrics Definitions” on page 17 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 17 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Liquidity

•

Further strengthened liquidity position in April 2020 with the private placement of $400 million 3.75% convertible senior notes due 2027. Net proceeds of $390 million supplements quarter-end cash and cash equivalents balance of $422 million. Quarter-end cash balance also includes net proceeds from February 2020 issuance of $250 million convertible senior notes to Tencent Holdings Ltd. and Dragoneer Investment Group

Impacts and Actions Taken in Light of COVID-19

•	Prioritized the health and wellbeing of Farfetch employees, partners and customers
o

Temporarily closed Browns Fashion, Stadium Goods and NGG brands retail stores, production studios in Los Angeles and Hong Kong (the latter now fully operational), as well as most office locations, enabling employees to work safely from home

o	Enhanced social distancing of Portugal and Brazil production studio employees by reducing capacity and dividing teams into rotating part-time shifts

o	Ensured safety of all employees in production studios and Fulfilment by Farfetch centers by meeting and exceeding government guidelines
o	To date, implemented safety measures have not resulted in a material impact to operations and supply chain
•

Many of the brands, boutiques and department stores that serve as our luxury sellers are temporarily offline, as they are currently unable to fulfil orders. To date, this has not had a material impact on GMV due to the fact that 85% of products in our main SS20 catalog were available from multiple sellers

•

Towards the latter part of the quarter we observed a slowdown in growth from our larger markets in Europe and North America, coinciding with the implementation of lockdown policies in various countries in those regions. As indicated by the strong growth of GMV year-over-year, this did not have a material impact on our first quarter 2020 results. However, while there were encouraging signs in the China region, the first market to experience the impacts of COVID-19, where we saw a meaningful acceleration in the last two months of the quarter, we did observe a deceleration in Group GMV growth in the latter part of the quarter

•	Launched a comprehensive #SupportBoutiques initiative to help boutique partners weather a challenging environment for physical retail
o	Engagement: Encouraged the Farfetch community to support boutiques through marketing campaigns aimed at driving customer engagement with boutique supply
o	Financial: Eased certain service level obligations and lowered some customary platform service fees
o	Operational: Helped boutiques remain operational by warehousing and fulfilling their orders from one of our Fulfilment by Farfetch facilities, and waiving the related service fees
o	Safety: Provided guidance and protective wear to help ensure the safety of boutique employees
•

Collaborated closely with global logistics partners to ensure availability of global service routes. During the quarter we incurred some minor disruptions in the fulfilment network and shipments, which did not have a material impact on our operations

•	Reduced spend plans for marketing, headcount growth, technology investments, capital expenditures, and other discretionary costs

Digital Platform

•	Third-party transactions generated 86% of Digital Platform GMV at a 29.9% take rate in Q1 2020
•	Continued to capture market share of the online luxury fashion industry
•	Continued to offer consumers an exceptionally broad selection of luxury fashion through partnerships with more than 1,200 sellers, including over 500 direct brand e-concessions
o	Q1 in-season stock exceeded 300,000 SKUs from more than 3,400 brands
o	Signed new e-concession with Balmain, among other luxury brands
o	Maintained 100% three-year retention of top 100 direct brand and top 100 boutique partners
•

ACCESS loyalty program accelerated to 1.4 million enrolled customers at the end of March 2020, with program members demonstrating higher propensity to upgrade to higher tiers as compared to control group

•

Following the February 2020 launch of Harrods.com by Farfetch Platform Solutions, Farfetch has enabled Harrods’ global e-commerce business, including throughout the department store’s temporary closure in light of COVID-19 lockdown measures

•	As part of Positively Farfetch, our mission to be the global platform for good in luxury fashion, Farfetch announced Climate Conscious Delivery, a commitment to offset the carbon impact of all deliveries and returns, or 85% of our total carbon footprint, by funding global environmental projects

New Guards

•	For the fourth consecutive quarter, GMV from NGG brands, in aggregate, exceeded GMV for the single largest brand on the Farfetch Marketplace in Q1 2020
•	New Guards’ brand portfolio continued to create culturally relevant collections
o

Off-White retained the #1 ranking as Hottest Brand according to Lyst Index for the third consecutive quarter; also released a Lunar New Year capsule collection, exclusively available online at Farfetch and off---white.com

o	In response to heightened interest from women, Palm Angels launched its first women’s ready-to-wear collection for Spring-Summer 2020
o	Heron Preston collaborated with HP Inc. to develop compostable pouches intended to replace plastic bags used in retail packaging
o	In conjunction with the release of the Beastie Boys Story documentary, Opening Ceremony collaborated with the influential band to create a limited-edition collection, sold exclusively on Farfetch

First Quarter 2020 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended March 31,
	2019	2020
Digital Platform GMV	$414,737	$494,899
Brand Platform GMV	-	107,459
In-Store GMV	4,536	8,516
GMV	$419,273	$610,874

Gross Merchandise Value (“GMV”) increased by $191.6 million from $419.3 million in first quarter 2019 to $610.9 million in first quarter 2020, representing year-over-year growth of 45.7%. Digital Platform GMV increased by $80.2 million from $414.7 million in first quarter 2019 to $494.9 million in first quarter 2020, representing year-over-year growth of 19.3%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 20.1%.

The increase in GMV primarily reflects the growth in Digital Platform GMV and the addition of $107.5 million of Brand Platform GMV from New Guards which we acquired in August 2019. The increase in Digital Platform GMV was primarily driven by growth in Active Consumers to 2.1 million in first quarter 2020, increased supply available from over 1,200 partners, and the addition of direct-to-consumer brand sales from New Guards. This was partially offset by a decrease in the blended Marketplace and Stadium Goods Average Order Values across the Digital Platform. During first quarter 2020, we also saw a year-over-year growth in transactions through our managed websites supported by Farfetch Platform Solutions, primarily driven by the launch of the Harrods e-commerce site at the end of February 2020.

Revenue (in thousands):

	Three months ended March 31,
	2019	2020
Digital Platform Services Revenue	$141,838	$185,177
Digital Platform Fulfilment Revenue	27,690	30,285
Brand Platform Revenue	-	107,459
In-Store Revenue	4,536	8,516
Revenue	$174,064	$331,437

Revenue increased by $157.3 million year-over-year from $174.1 million in first quarter 2019 to $331.4 million in first quarter 2020, representing growth of 90.4%. The increase was primarily driven by 30.6% growth in Digital Platform Services Revenue to $185.2 million and the addition of Brand Platform Revenue from New Guards. In-Store Revenue increased by 87.7% to $8.5 million primarily due to the addition of revenue from New Guards, as well as growth in Browns and Stadium Goods directly-operated stores, despite COVID-19-related store closures toward the end of the quarter.

The increase in Digital Platform Services Revenue of 30.6% was driven by 19.3% overall growth in Digital Platform GMV and an increase in the mix of first-party GMV, which grew 39.6% year-over-year, and is included in Digital Platform Services Revenue at 100% of the GMV.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch-funded promotions and incentives will impact Digital Platform Fulfilment Revenue. In first quarter 2020, Digital Platform Fulfilment Revenue increased 9.4%, a lower rate as compared to Digital Platform Services Revenue growth, due to an increased proportion of orders that qualified for free shipping year-on-year, as well as some targeted consumer engagement activities.

Cost of Revenue (in thousands):

	Three months ended March 31,
	2019	2020
Digital Platform Services cost of revenue	$60,897	$87,970
Digital Platform Fulfilment cost of revenue	27,690	30,285
Brand Platform cost of revenue	-	54,979
In-Store cost of goods sold	2,186	4,827
Cost of revenue	$90,773	$178,061

Cost of revenue increased by $87.3 million, or 96.1% year-over-year from $90.8 million in first quarter 2019 to $178.1 million in first quarter 2020. The increase was primarily driven by the addition of Brand Platform cost of revenue related to New Guards and growth in first-party GMV and the associated cost of goods, as well as delivery costs and duties on an increased volume of transactions, and growth in our In-Store revenue and the associated costs of goods sold. As we are reliant on third-parties to provide shipping and delivery services, potential changes in their operations in light of COVID-19 could result in future impacts to our service levels or cost of revenue.

Gross profit (in thousands):

	Three months ended March 31,
	2019	2020
Digital Platform Gross Profit	$80,941	$97,207
Brand Platform Gross Profit	-	52,480
In-Store Gross Profit	2,350	3,689
Gross profit	$83,291	$153,376

Gross profit increased by $70.1 million, or 84.2% year-over-year, from $83.3 million in first quarter 2019 to $153.4 million in first quarter 2020, primarily due to the addition of New Guards Brand Platform operations and the growth in our Digital Platform Services Revenue. Gross profit margin in first quarter decreased from 47.9% to 46.3% year-over-year, primarily driven by a lower Digital Platform Gross Profit Margin due to an increase of first-party sales in our total sales volumes which has a lower gross margin profile, as well as increased Farfetch-funded consumer promotions and a decrease in In-Store Gross Profit Margin, partially offset by the addition of New Guards Brand Platform.

Selling, general and administrative expenses by type (in thousands):

	Three months ended March 31,
	2019	2020
Demand generation expense	$31,423	$37,966
Technology expense	20,159	26,307
Depreciation and amortization	14,106	51,323
Share based payments	38,714	26,760
General and administrative	61,945	111,422
Other items	2,493	5,025
Selling, general and administrative expense	$168,840	$258,803

First quarter 2020 demand generation expense increased 20.8% year-over-year to $38.0 million, while remaining relatively flat as a percentage of Digital Platform GMV at 7.7% as we drove an increased mix of GMV through unpaid channels, and continued to invest in paid channels to engage new customers on the Farfetch Marketplace.

Technology expense, which is primarily related to development and operations of our platform features and services, and also includes software, hosting and infrastructure expenses, increased by $6.1 million, or 30.5%, in first quarter 2020 from first quarter 2019, primarily driven by an increase in technology staff headcount. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers. First quarter 2020 technology expense as a percentage of Adjusted Revenue decreased from 13.8% to 8.7% year-over-year as Adjusted Revenue grew at a rate greater than the underlying costs.

Depreciation and amortization expense increased by $37.2 million or 263.8% year-over-year from $14.1 million in first quarter 2019 to $51.3 million in first quarter 2020. Amortization expense increased principally due to $30.7 million of amortization recognized on intangible assets acquired in recent acquisitions. Amortization expense also increased as a result of the historic investment into technology, where qualifying technology development costs are capitalized and amortized over a three-year period. Depreciation expense increased as a result of new leases entered into across the group.

Share based payments decreased by $12.0 million or (30.9%) year-over-year in first quarter 2020 from first quarter 2019. The decrease was driven by a $24.7 million year-over-year difference in the fair value remeasurement for cash-settled payment awards and the related employment taxes, as result of an increase in our share price during first quarter 2019 ($22.5 million fair value increase) as compared to a decrease in our share price during first quarter 2020 ($2.2 million fair value decrease). This was partially offset by a $12.7 million year-over-year increase in share based payment expense for equity-settled awards, which was driven by a $9.4 million increase related to additional employee awards and $3.3 million from long-term employee incentives related to the acquisition of New Guards.

General and administrative expense increased by $49.5 million, or 79.9%, year-over-year in first quarter 2020 compared to first quarter 2019, primarily due to the incorporation of New Guards into the group and an increase in non-technology headcount across a number of areas to support the expansion of our business. General and administrative costs decreased as a percentage of Adjusted Revenue to 37.0% compared to 42.3% in first quarter 2019 primarily due to Adjusted Revenue growing more than the general and administrative expense cost base, and the addition of New Guards, which operates with lower general and administrative costs as a percentage of Adjusted Revenue.

Other items of $5.0 million in first quarter 2020 primarily reflects transaction-related legal and advisory expenses.

Gains on items held at fair value (in thousands):

	Three months ended March 31,
	2019	2020
Fair value gains on put and call option liabilities	$-	$21,420
Fair value gains on embedded derivative liabilities	-	44,014
Gains on items held at fair value	$-	$65,434

In first quarter 2020 the gain of $65.4 million comprised of a $44.0 million fair value revaluation gain related to the embedded derivative liability associated with Tencent and Dragoneer convertible senior notes, and a $21.4 million fair value revaluation gain related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited. There were no such items in first quarter 2019.

Impairment losses on tangible assets (in thousands):

	Three months ended March 31,
	2019	2020
Impairment losses on right-of-use asset	$-	$(1,535)
Impairment losses on property, plant and equipment	-	(757)
Impairment losses on tangible assets	$-	$(2,292)

The impairment charge of $2.3 million in first quarter 2020 relates to a reduction in the carrying value of the right-of-use asset, and property, plant and equipment at one of our smaller retail locations. This resulted from our quarterly considerations of potential impairment of assets, including our retail stores, whereby indicators of impairment were present. For first quarter 2020, our impairment assessment incorporated the potential impacts of COVID-19 across the broader economy as well as from the current temporary store closures.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $7.9 million, to $(22.3) million in first quarter 2020, for the reasons described above. Adjusted EBITDA Margin improved from (20.7)% to (7.4)% over the same prior year period, primarily reflecting lower general and administrative expenses, demand generation and technology expenses as percentages of Adjusted Revenue, and was partially offset by lower gross profit margin.

Loss After Tax

Loss after tax increased by $1.5 million, to $79.2 million in first quarter 2020. The decrease in the operating loss from $85.5 million to $42.3 million was broadly fully offset by a higher charge in relation to unrealized foreign exchange revaluations of non-United States Dollar denominated receivables and payables. The quarterly improvement in operating loss was primarily due to the $65.4 million gain realized on items held at fair value during first quarter 2020, as described above.

Liquidity

At March 31, 2020 cash and cash equivalents were $422.0 million, an increase of $99.6 million compared to $322.4 million at December 31, 2019. The increase in cash and cash equivalents is primarily due to the private placement of convertible senior notes to Tencent and Dragoneer, pursuant to which we received $250 million (excluding transaction-related legal and advisory expenses) in first quarter 2020. This was partially offset by a net cash outflow from operating activities, primarily due to the seasonal reversal of working capital benefit in first quarter 2020, as well as New Guards’ acquisitions of Ambush and the Opening Ceremony brand.

On April 30, 2020, we completed the private offering of $400 million in aggregate principal amount of convertible senior notes for net proceeds of $390 million. The notes will mature on May 1, 2027, unless earlier converted, redeemed or repurchased in accordance with their terms. The notes will bear interest at a rate of 3.75% per year payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020.

Outlook

While the COVID-19 pandemic has not had a material impact on our first quarter 2020 performance, the uncertainties resulting from the evolving nature of the situation could have material impacts on our future performance. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	extended disruptions to our operations, fulfilment network, shipments
•	reduced supply from fewer sellers being able to sell on the marketplace and/or production shutdowns potentially delaying Fall-Winter 2020 collections
•	weakened consumer sentiment and discretionary income potentially arising from a prolonged shutdown and declining macro-economic conditions

We cannot estimate the duration of the COVID-19 pandemic or the potential impacts we could ultimately see on our business and results of operations, however, depending on the duration and scope, it could be material.

In light of the heightened uncertainty surrounding the evolving COVID-19 global health pandemic, we are not providing forward-looking financial guidance at this time, but we remain focused on our path to profitability and continue to target Adjusted EBITDA profitability for full year 2021.

Conference Call Information

Farfetch will host a conference call today, May 14, 2020 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended March 31
(in $ thousands, except share and per share data)

	2019	2020
Revenue	174,064	331,437

Cost of revenue	(90,773)	(178,061)
Gross profit	83,291	153,376

Selling, general and administrative expenses	(168,840)	(258,803)
Gains on items held at fair value	-	65,434
Impairment losses on tangible assets	-	(2,292)
Share of results of associates	15	(31)
Operating loss	(85,534)	(42,316)

Finance income	9,167	1,241
Finance cost	(759)	(35,596)
Loss before tax	(77,126)	(76,671)

Income tax expense	(560)	(2,506)
Loss after tax	(77,686)	(79,177)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(77,686)	(82,067)
Non-controlling interests	-	2,890
	(77,686)	(79,177)

Loss per share attributable to equity holders of the parent
Basic and diluted	(0.26)	(0.24)

Weighted-average ordinary shares outstanding
Basic and diluted	304,444,601	340,272,047

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31
(in $ thousands, except share and per share data)

	2019	2020
Loss after tax	(77,686)	(79,177)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	29,448	12,896
Loss on cash flow hedges	(267)	(14,205)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	-	(3)
Other comprehensive income/(loss) for the period, net of tax	29,181	(1,312)
Total comprehensive loss for the period, net of tax	(48,505)	(80,489)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(48,505)	(83,379)
Non-controlling interests	-	2,890
	(48,505)	(80,489)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2019	March 31, 2020
Non-current assets
Trade and other receivables	12,388	13,721
Deferred tax assets	5,324	5,663
Intangible assets, net	1,362,967	1,371,690
Property, plant and equipment, net	67,999	68,543
Right-of-use assets	115,176	118,328
Investments	16,229	6,649
Investments in associates	2,466	2,362
Total non-current assets	1,582,549	1,586,956
Current assets
Inventories	128,107	105,269
Trade and other receivables	191,770	214,479
Derivative financial assets	3,024	8,171
Cash and cash equivalents	322,429	422,013
Total current assets	645,330	749,932
Total assets	2,227,879	2,336,888

Liabilities and equity
Non-current liabilities
Provisions	23,704	22,046
Lease liabilities	100,833	106,233
Deferred tax liabilities	219,789	214,558
Derivative financial liabilities	-	37,898
Borrowings	-	168,093
Employee benefit obligations	16,455	16,156
Put and call option liabilities	61,268	39,848
Total non-current liabilities	422,049	604,832
Current liabilities
Trade and other payables	413,696	381,923
Current tax liability	28,289	37,538
Derivative financial liabilities	5,601	25,490
Lease liabilities	18,485	18,926
Put and call option liabilities	1,118	1,118
Other financial liabilities	809	158
Total current liabilities	467,998	465,153
Total liabilities	890,047	1,069,985
Equity
Share capital	13,584	13,627
Share premium	878,007	878,007
Merger reserve	783,529	783,529
Foreign exchange reserve	(30,842)	(17,946)
Other reserves	349,463	342,598
Accumulated losses	(826,135)	(885,513)
Equity attributable to the parent	1,167,606	1,114,302
Non-controlling interests	170,226	152,601
Total equity	1,337,832	1,266,903
Total equity and liabilities	2,227,879	2,336,888

Unaudited interim condensed consolidated statements of cash flows for the three months ended March 31
(in $ thousands)
	2019	2020
Cash flows from operating activities
Loss before tax	(77,126)	(76,671)
Adjustments to reconcile loss before tax to net cash provided by operating activities:
Depreciation	6,136	9,332
Amortization	7,970	41,991
Non-cash employee benefits expense	24,064	28,822
Net loss on sale of non-current assets	84	-
Share of results of associates	(15)	31
Net finance (income)/expense	(8,408)	34,355
Net exchange differences	(5)	-
Impairment losses on tangible assets	-	2,292
Impairment of investments	-	102
Fair value gains on put and call option liabilities	-	(21,420)
Fair value gains on convertible note embedded derivative liabilities	-	(44,014)
Change in working capital
Increase in receivables	(11,375)	(20,527)
(Increase)/decrease in inventories	(15,255)	23,617
Decrease in payables	(734)	(65,013)
Change in other assets and liabilities
Increase in non-current receivables	(1,443)	(864)
Decrease in other liabilities	-	(852)
Decrease in provisions	-	(2,291)
Increase/(decrease) in derivative financial instruments	776	(4,248)
Income taxes paid	(295)	(619)
Net cash outflow from operating activities	(75,626)	(95,977)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(148,522)	(12,016)
Payments for property, plant and equipment	(5,082)	(4,376)
Payments for intangible assets	(16,721)	(24,257)
Payments for investments	(5,520)	(1,109)
Interest received	2,554	1,264
Dividends received from associate	-	58
Net cash outflow from investing activities	(173,291)	(40,436)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(3,683)	(3,459)
Interest paid and fees paid on loan notes	(95)	(10,458)
Dividends paid to holders of non-controlling interests	-	(1,369)
Proceeds from issue of convertible loan notes	-	250,000
Proceeds from issue of shares, net of issue costs	1,013	1,254
Net cash (outflow)/inflow from financing activities	(2,765)	235,968

Net (decrease)/increase in cash and cash equivalents	(251,682)	99,555
Cash and cash equivalents at the beginning of the period	1,044,786	322,429
Effects of exchange rate changes on cash and cash equivalents	1,554	29
Cash and cash equivalents at end of period	794,658	422,013

Unaudited interim condensed consolidated statements of changes in equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
Loss after tax for the period	-	-	-	-	-	(77,686)	(77,686)	-	(77,686)
Other comprehensive (loss)/income	-	-	-	29,448	(267)	-	29,181	-	29,181
Issue of share capital, net of transaction costs	289	51,975	-	-	26,920	-	79,184	-	79,184
Share based payment – equity settled	-	-	-	-	3,587	4,335	7,922	-	7,922
Share based payment – reverse vesting shares	-	-	-	-	(48,839)	-	(48,839)	-	(48,839)
Balance at March 31, 2019	12,283	824,275	783,529	5,939	48,875	(556,708)	1,118,193	-	1,118,193

Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity
Loss after tax for the period	-	-	-	-	-	(82,067)	(82,067)	2,890	(79,177)
Other comprehensive (loss)/income	-	-	-	12,896	(14,208)	-	(1,312)	-	(1,312)
Issue of share capital, net of transaction costs	43	-	-	-	-	-	43	-	43
Share based payment – equity settled	-	-	-	-	820	22,689	23,509	-	23,509
Share based payment – reverse vesting shares	-	-	-	-	6,523	-	6,523	-	6,523
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at March 31, 2020	13,627	878,007	783,529	(17,946)	342,598	(885,513)	1,114,302	152,601	1,266,903

Supplemental Metrics [1]	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$338,543	$309,973	$466,490	$419,273	$488,475	$492,014	$739,937	$610,874
Revenue	146,693	134,541	195,533	174,064	209,260	255,481	382,232	331,437
Adjusted Revenue	118,677	112,742	170,089	146,374	180,738	228,227	337,738	301,152
In-Store Revenue	3,170	4,090	4,314	4,536	4,220	9,077	9,788	8,516
Gross profit	75,693	67,387	94,197	83,291	85,280	115,139	176,136	153,376
Gross profit margin	51.6%	50.1%	48.2%	47.9%	40.8%	45.1%	46.1%	46.3%
Demand generation expense	$(21,895)	$(22,103)	$(33,934)	$(31,423)	$(34,444)	$(34,321)	$(51,162)	$(37,966)
Technology expense	(17,135)	(19,034)	(18,159)	(20,159)	(19,073)	(22,322)	(22,653)	(26,307)
Share based payments	(5,956)	(38,475)	(2,821)	(38,714)	(45,710)	(31,760)	(42,238)	(26,760)
Depreciation and amortization	(5,463)	(6,014)	(7,185)	(14,106)	(14,323)	(35,097)	(50,065)	(51,323)
General and administrative	(62,080)	(58,561)	(56,679)	(61,945)	(69,339)	(94,134)	(120,247)	(111,422)
Other items	-	-	-	(2,493)	1,764	(10,061)	(5,584)	(5,025)
Gains / (losses) on items held at fair value	-	-	-	-	-	32,286	(10,565)	65,434
Impairment losses on tangible assets	-	-	-	-	-	-	-	(2,292)
Loss after tax	(17,681)	(77,255)	(9,912)	(77,686)	(95,392)	(90,484)	(110,126)	(79,177)
Adjusted EBITDA	(25,417)	(32,311)	(14,575)	(30,236)	(37,576)	(35,638)	(17,926)	(22,319)
Adjusted EBITDA Margin	(21.4)%	(28.7)%	(8.6)%	(20.7)%	(20.8)%	(15.6)%	(5.3)%	(7.4)%
Earnings per share (“EPS”)	$(0.07)	$(0.30)	$(0.03)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(0.24)
Adjusted EPS	(0.05)	(0.15)	(0.02)	(0.11)	(0.16)	(0.20)	(0.08)	(0.24)
Digital Platform:
Digital Platform GMV	$335,373	$305,883	$462,176	$414,737	$484,255	$420,266	$628,610	$494,899
Digital Platform Services Revenue	115,507	108,652	165,775	141,838	176,518	156,479	226,411	185,177
Digital Platform Fulfilment Revenue	28,016	21,799	25,444	27,690	28,522	27,254	44,494	30,285
Digital Platform Gross Profit	74,222	65,487	92,632	80,941	84,106	83,294	123,572	97,207
Digital Platform Gross Profit Margin	64.3%	60.3%	55.9%	57.1%	47.6%	53.2%	54.6%	52.5%
Digital Platform Order Contribution	$52,327	$43,384	$58,698	$49,518	$49,662	$48,973	$72,410	$59,241
Digital Platform Order Contribution Margin	45.3%	39.9%	35.4%	34.9%	28.1%	31.3%	32.0%	32.0%
Active Consumers	1,139	1,240	1,382	1,699	1,773	1,889	2,068	2,149
AOV - Marketplace	$602	$585	$637	$601	$600	$582	$636	$571
AOV - Stadium Goods	-	-	-	300	336	327	301	314
Brand Platform:
Brand Platform GMV	$-	$-	$-	$-	$-	$62,671	$101,539	$107,459
Brand Platform Revenue	-	-	-	-	-	62,671	101,539	107,459
Brand Platform Gross Profit	-	-	-	-	-	27,464	47,543	52,480
Brand Platform Gross Profit Margin	-	-	-	-	-	43.8%	46.8%	48.8%

1	See “Metrics Definitions” on page 17 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 17 for reconciliations of non-IFRS measures to IFRS measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our profitability for 2021, the anticipated impact of the COVID-19 pandemic on our operations and supply chain and the broader luxury industry, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry, in particular in light of COVID-19 and its impact on consumer spending patterns; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; the effect of the COVID-19 pandemic on our business and results of operations, as well as on the luxury fashion industry and consumer spending more broadly, and our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019 and in Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on April 27, 2020, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Metrics Definitions

The introduction of the term “Digital Platform” with reference to GMV, Revenue and other metrics is intended to distinguish between activities that occurred through our owned and operated e-commerce platforms (e.g. Farfetch.com, BrownsFashion.com, off---white.com) and the Brand Platform operations of New Guards, where GMV and Revenue are derived from our transactions with independent third party retailers or wholesalers. Such metrics were previously referred to as “Platform.” No changes have been made to how we calculate the Digital Platform metrics from how we calculated Platform metrics.

We acquired New Guards in August 2019, therefore our results for first quarter 2019 do not include New Guards’ performance.

Segment Realignment

Following the acquisition of New Guards in August 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. The comparative periods have been revised to reflect this segment realignment.

Revisions to Previously Reported Financial Information

We have revised previously reported finance income and costs, loss after tax, and loss per share for each of the first three quarters of 2019. Refer to fourth quarter 2019 earnings release furnished on February 27, 2020 for further information.

Impairment Considerations

Based on current forecast information we did not identify any additional impairment losses further to those described within this release. Assumptions and judgments are required in calculating the fair value of cash generating units and individual assets whereby indicators of impairment were present. In developing our discounted cash flow analysis, assumptions about future revenues and expenses, capital expenditures and changes in working capital, are based on our annual operating and long-term business plans. These plans take into consideration numerous factors including historical experience, anticipated future economic conditions, discount rates, changes in the cost of goods and services, prices and growth expectations for the markets we operate in. As the COVID-19 pandemic and its potential impacts on our business and results of operations continue to develop, our assumptions and judgments may change. Such changes to our assumptions and judgements will be reflected in our future assessments.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Gross Profit Margin, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue and Digital Platform Gross Profit Margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Loss after tax	$(17,681)	$(77,255)	$(9,912)	$(77,686)	$(95,392)	$(90,484)	$(110,126)	$(79,177)
Net finance (income)/expense	(19,319)	(733)	(14,915)	(8,408)	(1,249)	10,689	(16,182)	34,355
Income tax expense/(benefit)	187	1,183	261	560	813	(104)	(108)	2,506
Depreciation and amortization	5,463	6,014	7,185	14,106	14,323	35,097	50,065	51,323
Share based payments (a)	5,956	38,475	2,821	38,714	45,710	31,760	42,238	26,760
(Gains)/losses on items held at fair value (b)	-	-	-	-	-	(32,286)	10,565	(65,434)
Other items (c)	-	-	-	2,493	(1,764)	10,061	5,584	5,025
Impairment losses on tangible assets	-	-	-	-	-	-	-	2,292
Share of results of associates	(23)	5	(15)	(15)	(17)	(371)	38	31
Adjusted EBITDA	$(25,417)	$(32,311)	$(14,575)	$(30,236)	$(37,576)	$(35,638)	$(17,926)	$(22,319)

(a)	Represents share-based payment expense.
(b)

Represents (gains)/losses on items held at fair value. There was a net gain in third quarter 2019 of $32.3 million, a loss in fourth quarter 2019 of $10.6 million, and a gain in first quarter 2020 of $65.4 million recognized on the revaluation of liabilities held at fair value and impacted by movements in our share price. In third quarter 2019 the net gain of $32.3 million comprised of a $53.8 million fair value revaluation gain related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, partially offset by a charge in respect of the fair value remeasurement ($21.5 million) of shares issued following the acquisition of New Guards Group. In fourth quarter 2019 the loss of $10.6 million comprised of a $9.0 million fair value revaluation loss related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, and a $1.6 million fair value revaluation loss related to our call option over the remaining non-controlling interest in CuriosityChina. In first quarter 2020 the gain of $65.4 million comprised of a $44.0 million fair value revaluation gain related to the embedded derivative liability associated with Tencent and Dragoneer convertible senior notes, and a $21.4 million fair value revaluation gain related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited.

(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “Other items” on page 22 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Revenue	$146,693	$134,541	$195,533	$174,064	$209,260	$255,481	$382,232	$331,437
Less: Digital Platform Fulfilment Revenue	(28,016)	(21,799)	(25,444)	(27,690)	(28,522)	(27,254)	(44,494)	(30,285)
Adjusted Revenue	$118,677	$112,742	$170,089	$146,374	$180,738	$228,227	$337,738	$301,152

The following table reconciles Digital Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is Digital Platform Gross Profit:

(in $ thousands, except as otherwise noted)

	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Digital Platform Gross Profit	$74,222	$65,487	$92,632	$80,941	$84,106	$83,294	$123,572	$97,207
Less: Demand generation expense	(21,895)	(22,103)	(33,934)	(31,423)	(34,444)	(34,321)	(51,162)	(37,966)
Digital Platform Order Contribution	$52,327	$43,384	$58,698	$49,518	$49,662	$48,973	$72,410	$59,241

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Earnings per share	$(0.07)	$(0.30)	$(0.03)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(0.24)
Share based payments (a)	0.02	0.15	0.01	0.13	0.15	0.11	0.12	0.08
Amortization of acquired intangible assets	-	-	-	0.01	0.01	0.06	0.09	0.09
(Gains)/losses on items held at fair value (b)	-	-	-	-	-	(0.10)	0.03	(0.19)
Other items (c)	-	-	-	0.01	(0.01)	0.03	0.02	0.01
Impairment losses on tangible assets	-	-	-	-	-	-	-	0.01
Share of results of associates	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted EPS	$(0.05)	$(0.15)	$(0.02)	$(0.11)	$(0.16)	$(0.20)	$(0.08)	$(0.24)

(a)	Represents share-based payment expense on a per share basis.
(b)

Represents (gains)/losses on items held at fair value. There was a net gain in third quarter 2019 of $32.3 million, a loss in fourth quarter 2019 of $10.6 million, and a gain in first quarter 2020 of $65.4 million recognized on the revaluation of liabilities held at fair value and impacted by movements in our share price. In third quarter 2019 the net gain of $32.3 million comprised of a $53.8 million fair value revaluation gain related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, partially offset by a charge in respect of the fair value remeasurement ($21.5 million) of shares issued following the acquisition of New Guards Group. In fourth quarter 2019 the loss of $10.6 million comprised of a $9.0 million fair value revaluation loss related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, and a $1.6 million fair value revaluation loss related to our call option over the remaining non-controlling interest in CuriosityChina. In first quarter 2020 the gain of $65.4 million comprised of a $44.0 million fair value revaluation gain related to the embedded derivative liability associated with Tencent and Dragoneer convertible senior notes, and a $21.4 million fair value revaluation gain related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited.

(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “Other items” on page 22 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table represents other items:

	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Transaction-related legal and advisory expenses	$-	$-	$-	$(2,493)	$(2,236)	$(5,061)	$(5,584)	$(4,925)
Release of tax provisions	-	-	-	-	4,000	-	-	-
Loss on impairment of investments carried at fair value	-	-	-	-	-	(5,000)	-	(100)
Other items	$-	$-	$-	$(2,493)	$1,764	$(10,061)	$(5,584)	$(5,025)

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. Active Consumers does not currently include those generated from New Guards owned and operated sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/ (income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, (losses)/gains on items held at fair value through profit and loss, and impairment losses on tangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, (losses)/gains on items held at fair value through profit and loss, and impairment losses on tangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,200 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.